

Offering Statement for Taste of Nature, Inc. ("Taste of Nature")

Taste of Nature, Inc. ("Taste of Nature," the "Company," "we," or "us"), a California C-Corp incorporated on June 22, 1992, is holding the following offering:

Taste of Nature, Inc. will be offering Class A Common Stock at $2.00 per share.
Target Offering: $10,000 | 5,000 class A common stock
Maximum Offering Amount: $2,000,000 | 1,000,000 class A common stock
Type of Security: Class A Common Stock
Offering Deadline: March 15, 2024
Minimum Investment: $1,000

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000. The Company must reach its Target Offering Amount of $10,000 by March 15, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

This document is generated by PicMii Crowdfunding LLC ("PicMii"), which is not a registered broker-dealer. PicMii does not give investment advice, endorsement, analysis or recommendations with respect to any securities. All securities listed here are being offered by, and all information included in this document are the responsibility of, the applicable issuer of such securities. PicMii has not taken any steps to verify the adequacy, accuracy or completeness of any information. Neither PicMii nor any of its officers, directors, agents or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy or completeness of any information in this document or the use of information in this document.

All regulation CF offerings are conducted through PicMii Crowdfunding LLC, a FINRA/SEC registered funding-portal. For inquiries related to Regulation CF securities, contact PicMii Crowdfunding LLC:

Chandler Kline: chandler.kline@picmiicrowdfunding.com

PicMii does not make investment recommendations and no communication through this website or in any other medium should be construed as a recommendation for any security offered on or off this investment platform. Equity crowdfunding investments in private placements, Regulation A, D and CF offerings, and start-up investments in particular are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investments through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Additionally, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns. In the most sensible investment strategy for start-up investing, start-ups should only be part of your overall investment portfolio. Further, the start-up portion of your portfolio may include a balanced portfolio of different start-ups. Investments in startups are highly illiquid and those investors who cannot hold an investment for the long term (at least 5-7 years) should not invest.

Cautionary Note Concerning Forward-Looking Statements

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law,

we undertake no obligation to publicly update any forward- looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

About This Form C

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS".

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY

JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

NOTICE REGARDING THE ESCROW AGENT

ENTERPRISE BANK AND TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website as

http://tasteofnatureinc.com/

The Company must continue to comply with the ongoing reporting requirements until:

1. the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
3. the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
4. the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5. the Company liquidates or dissolves its business in accordance with applicable state law.

The Company

1. What is the name of the issuer?

Taste of Nature, Inc.

2828 Donald Douglas Loop N, Suite A, Santa Monica, CA 90405

Eligibility

2. The following are true for Taste of Nature, Inc.:

1. Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
2. Not Subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
3. Not an investment company registered or required to be registered under the Investment Company Act of 1940.
4. Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer Format).
5. Has filed with the Commission and provided investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
6. Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?
No.

Directors, Officers and Promoters of the Company

4. The following individuals (or entities) represent the company as a director, officer or promoter of the offering:

Employee Name and Title

Scott Samet, Chief Executive Officer (Primary Position)

Employee Background

Mr. Samet has 31 years of experience selling, distributing, merchandising, and marketing confectionery and pet products to a wide array of retail outlets in North America and internationally as well. He manages a nationwide sales force and has been successful in penetrating all classes of trade. He co-founded the company in 1992 with an initial capitalization of a mere $15,000.   Prior to 1992, Mr. Samet was a Financial Analyst with Bankers Trust in the mergers & acquisitions group. In 2012 Mr. Samet helped develop Cookie Dough Bites® Factory – a mobile gaming app which became the #1 Game for kids on the iPad and iPhone within 2 weeks of launch and has garnered over 2.5 million worldwide downloads within the first 5 months of launch.

3-Year Work History

Employer: Taste of Nature, Inc. (Primary Position)

Employer's Principal Business: Confectionery / Novelty Candies.

Title: Chief Executive Officer and President.

Dates of Service: June 1992 – present

Responsibilities: Lead and manage sales, business development and strategic planning.

Employee Name and Title

Douglas Chu, Vice President and Secretary (Primary Position)

Employee Background

Mr. Chu has 31 years of experience manufacturing, distributing, merchandising, and marketing confectionery products to a wide array of retail outlets in North America and internationally as

well. He also oversees all aspects of supply chain management, finance, and production for the company. He cofounded the company in 1992 with an initial capitalization of a mere $15,000. Prior to 1992, Mr. Chu was a Financial Analyst with Bankers Trust in the media & entertainment group.

3-Year Work History

Employer: Taste of Nature, Inc. (Primary Position)

Employer's Principal Business: Confectionery / Novelty Candies.

Title: Vice President and Secretary.

Dates of Service: June 1992 – present

Responsibilities: Lead and manage operations and finance.

Principal Security Holders

5. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control - as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

<u>Principal Security Holder Name</u>

Scott Samet

Securities

25,000,000

Security Class

Class B Common Stock

Voting Power

50%

<u>Principal Security Holder Name</u>

Douglas Chu

Securities

25,000,000

Security Class

Class B Common Stock

Voting Power

50%

Business and Anticipated Business Plan

6. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Company:
Our corporate name is Taste of Nature, Inc. and we were formed as a California corporation on June 22, 1992. We are a 30-year-old confectionary company that boasts a portfolio of multiple category-leading brands. After selling only in theaters, the Cookie Dough Bites candy was added to huge retailers - Blockbuster, Walmart, and an assortment of grocery and convenience stores. Today, the company's products can be found in more than 45 countries across six continents. We are either an industry leader, or a top-five brand, in niche candy categories that many consumer-packaged goods, or CPG, brands aren't already in; namely edible cookie dough, cotton candy, and chocolate-covered gummy bears. With a solid lineup of existing product formats, management's newly announced licensing deal with Mars-Wrigley opens an opportunity to drive higher-margin growth. Based on two of Mars' biggest-selling non-chocolate brands, Skittles and Starburst, Taste of Nature introduced two new cotton candies earlier this year. Further boosting those Mars-branded products, and upcoming in the first quarter of 2023, we obtained the rights to launch M&Ms, Twix- and Snickers-branded "poppable" cookie dough snacks. And those are added to the new Snickers-, Twix- and M&Ms-branded spoonable cookie dough (similar to Doughlish).

Our Industry:
In 1947, the US "Food & Kindred Products" industry added $9,024,912 to the economy, $119,904,252 in 2022 dollars, and employed 1,441,847 people. Today, the sector (now called consumer staples) contributes $2 trillion to US GDP, supports 20.4 million jobs, and feeds billions around the world. But after decades of outperformance, the consumer staples industry has struggled to grow since 2009. From 2000 through 2009, consumer staples grew economic profit 10.4% per year, and outperformed the S&P 500 by 55.94%. From 2010 to 2019 economic profit dropped to 3.2% per year, and in the stock market, it underperformed the S&P by 81.04%, a trend that has only worsened. In June 2022, the Department of Agriculture (USDA) reported that the food-at-home Consumer Price Index (CPI) reached 13.1%, up from only 1.4%in June 2021.Although the USDA predicts the food-at-home CPI will grow more slowly in 2023, the agency expects this year's total increase will range from 10 -11% above 2021. As a result, many consumers have made changes to their grocery choices. While overall spending remains somewhat elevated today, optimism is certainly at an all-time low, especially as high-income households are trading down to club stores and dollar stores to save. In 2021, the U.S. confectionery sector, more commonly known as "Candy" generated $36.9B in retail sales and is projected to grow to $44.49B by 2026.

Our Products and Competitive Strength:
We are a full line confectionery manufacturer with a broad portfolio of candies and snacks that can be offered to diverse customer base. The best-known and most widely distributed confection that the company manufactures, and markets is Cookie Dough Bites®. We are recognized as a worldwide leader in cookie dough confections (Cookie Dough Bites®), Swirlz® Cotton Candy, chocolate-covered gummy bears (Muddy Bears®), Sqwigglies®, Doughlish® Edible Cookie Dough, Shari® Candies, S'moresels® and several high-profile licensed confectionery and snack items such as Mrs Fields® Cookies, Hawaiian Punch®, Dr Pepper® and more. We are also recognized as an innovator in each of those categories. Our products can be found in major retailers like Walmart, Walgreens, CVS, 7-11, Amazon, and numerous others. As a further enhancement to our market position, we also have been manufacturing private-label versions of our products for select key customers. We believe that competitors in the sector are currently being valued at ~2.5-3.5x forward-looking revenues. We would like to be valued at ~$250m in market capitalization at the time of a public offering if we decide to go public in the future. This means Taste of Nature would be looking to reach the $70m-$100m revenue threshold before considering an IPO. Cookie Dough Bites Chocolate Chip is a $4.5 million Theatre Box Brand. The 4oz size Ranks #10. If combined, the 3.1oz & 4oz Rank is #9. YOY growth on the 3.1oz size is 141%.

Risk Factors

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a 31 year operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

There is an ongoing outbreak of a novel and highly contagious form of coronavirus ("COVID-19"), which the World Health Organization declared a global pandemic on March 11, 2020. The outbreak of COVID-19 has caused a worldwide public health emergency with a substantial number of hospitalizations and deaths and has significantly adversely impacted global commercial activity and contributed to both volatility and material declines in equity and debt markets. The global impact of the outbreak is rapidly evolving, and many national, state, and local governments have reacted by instituting mandatory or voluntary quarantines, travel prohibitions and restrictions, closures or reductions of offices, businesses, schools, retail stores, restaurants, and other public venues and/or cancellations, suspensions and/or postponements of certain events and activities, including certain non-essential government and regulatory activities. Businesses are also implementing their own precautionary measures, such as voluntary closures, temporary or permanent reductions in work force, remote working arrangements and emergency contingency plans.

Such measures, as well as the general uncertainty surrounding the dangers, duration, and impact of COVID-19, are creating significant disruption to supply chains and economic activity, impacting consumer confidence and contributing to significant market losses, including by having particularly adverse impacts on transportation, hospitality, and other industries dependent upon physical presence. Technological infrastructure has, and will likely continue to be, strained

for so long as mandatory or voluntary quarantines are instituted, which will change, and potentially disrupt, the operations of the Company. As COVID-19 continues to spread, potential additional adverse impacts, including a global, regional or other economic recession of indeterminate duration, are increasingly likely and difficult to assess and, if the spread of COVID-19 is prolonged, it could adversely affect many economies, global financial markets and the Company even after COVID- 19 is contained.

The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on many factors, all of which are highly uncertain and cannot be predicted. Those factors include the duration and scope of the resulting public health emergency; the extent of any related restrictions implemented; the impact of such public health emergency on overall supply and demand, goods and services, investor liquidity, consumer confidence and levels of economic activity; and the extent of its disruption to important global, regional and local supply chains and economic markets. The effects of the COVID-19 pandemic may materially and adversely impact the value, performance and liquidity of the Company.

In addition, COVID-19 and the resulting changes to global businesses and economies likely will adversely impact the business and operations of the Company and therefore the business and operations of the Company. Certain businesses and activities may be temporarily or permanently halted as a result of government or other quarantine measures, voluntary and precautionary restrictions on travel or meetings and other factors, including the potential adverse impact of COVID-19 on the health of key personnel.

Regulatory changes and uncertainties.

The Company operates in a highly regulated industry subject to substantial change. In addition, both its labor and customer base are licensed and regulated by local, state, and federal governments. Policies may be changed for several reasons including, but not limited to economic conditions, public safety, socio-political factors, and such. As policy changes are made by regulators, there is no guarantee that the company will be able to provide services in its current form, which may place a substantial hardship on operations, causing an Investor to lose all or a portion of their investment.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations may require a significant pivot in strategy and execution, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenue, as well as the inherent business risks associated with our Company and present and future market conditions.

M***The loss of key personnel, an inability to attract and retain additional personnel or difficulties in the integration of new members of our management team into our company could affect our ability to successfully grow our business.***

Our future success depends in large part upon the continued service of the members of our executive management team, Scott Samet and Doug Chu, and other key employees. In addition, our success also depends on our ability to attract and retain qualified technical, packaging & labelling, sales & marketing, financial & accounting, legal and other managerial personnel. The competition for skilled personnel in the industries in which we operate is intense. Our personnel generally may terminate their employment at any time for any reason. We may incur significant costs to attract and retain highly skilled personnel, and we may lose new employees to our competitors before we realize the benefit of our investment in recruiting them. As we expand into new geographies, we will need to attract and recruit skilled personnel across functional areas. If we fail to attract new personnel or if we suffer increases in costs or business operations interruptions as a result of a labor dispute, or fail to retain and motivate our current personnel, we might not be able to operate our businesses effectively or efficiently, serve our future customers properly or maintain the quality of our products.

Further, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success and will be critical to our success as we form and advise new markets. Any incident that erodes confidence in our brand could significantly reduce the Company's value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correct.

Risks Related to the Offering

The U.S. Securities and exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered Offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is

reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering and it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will have no right to control the Company's operations.

The Investors will have no opportunity to control the day-to-day operations of the Company, including, without limitation, the investment and disposition decisions of the Portfolio Companies. In order to safeguard your limited liability for the liabilities and obligations of the Company, you must rely entirely on the Manager and Principals to conduct and manage the business affairs of the Company

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who may have or obtain rights in the future to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

The Company may never undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never undergo a liquidity event such as a repurchase of the Securities by the Company, a sale of the Company or an initial public or coin offering. If a liquidity event does not occur, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities have no voting rights or ability to direct the Company or its actions.

The Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company may issue additional equity to third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that

additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

The Securities may be substantially different from other equity securities offered or issued by the Company.

The Securities may be materially different from the other equity securities of the Company in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. The Securities may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

The Offering

Minimum Amount of the class A common stock Offered	5,000
Total Amount of the class A common stock Outstanding After Offering (if Target Offering Amount Met)	3,199,641
Maximum Amount of the class A common stock Offered	1,000,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount is Met)	4,194,641
Price Per Security	$2.00
Minimum Individual Purchase Amount	$1,000
Offering Deadline	March 15, 2024
Use of Proceeds	See Question 8
Voting Power	See Question 13

*The Company reserves the right to amend the Minimum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts to Investors participating in such programs without notice.

Taste of Nature, Inc. ("Company") is offering securities under Regulation CF, through PicMii Crowdfunding LLC ("PicMii"). PicMii is a FINRA/SEC registered funding portal and will receive cash compensation equal to 5.5% of the value of the securities sold from $0-$150k and 3.5% of the value of the securities sold from $150k-$2M through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $2,000,000 through an offering under Regulation CF. Specifically, if we reach the Minimum Raise Amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have not yet to be closed.

In the event The Company fails to reach the minimum offering amount of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

7. What is the purpose of this offering?
If the maximum offering amount is raised, our anticipated use of proceeds is as follows in Question 8.

8. How does the issuer intend to use the proceeds of this offering?
Add rows as necessary to account for all ways you intend to use the proceeds of this offering.

	% of Capital if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Capital if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
PicMii Portal Fee	5.5%	$550	3.65%	$73,000
Equipment	44.5%	$4,450	46.35%	$927,000
Sales	25%	$2,500	25%	$500,000
Marketing	25%	$2,500	25%	$500,000
Total	100%	$10,000	100%	$2,000,000

*We reserve the right to change the above use of proceeds if management believes it is in the best interest of the Company.

9. How will the issuer complete the transaction and deliver securities to the investors?

Manage Own Records - In entering into an agreement on PicMii Crowdfunding's Funding Portal to purchase securities, both investors and the Company must agree that a transfer agent, which keeps records of our outstanding Class A Common Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed) or that the Company is capable of maintaining investment records on their own. In this Case, they will be managing their records on their own. Stock ownership is recorded in the company's electronic books and records, which may be kept online if directed by the Board, with issuance and transfers of stock made electronically.

10. How can an investor cancel an investment commitment?

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering PicMii will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). PicMii Crowdfunding will notify investors when the target offering amount has been met. If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

11. Can the company perform multiple closings or rolling closings for the offering?

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline. We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

TheOffering

12. Describethetermsofthesecuritiesbeing offered.

Taste of Nature, Inc. will be offering Class A Common Stock at $2.00 per share.
Target Offering: $10,000 | 5,000 Class A Common Stock
Maximum Offering Amount: $2,000,000 | 1,000,000 Class A Common Stock
Type of Security: Class A Common Stock
Offering Deadline: March 15, 2024
Minimum Investment: $1,000

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000. The Company must reach its Target Offering Amount of $10,000 by March 15, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment.

13. Do thesecuritiesofferedhavevoting rights? VotingRightsandProxy:

Investors in this round will receive class A common stock with no voting rights per our Amended & Restated Articles of Incorporation.

14. Arethereanylimitationsonany votingorotherrightsidentifiedabove?

See Question 13.

15. **How may the terms of the securities being offered be modified?**
We may choose to modify the terms of the securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we will contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be cancelled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.
- The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

16. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Amount Authorized	Amount Outstanding	Reserved Options	Convertible Note/SAFEs	Voting Rights
Common Class A	100,000,000	3,194,641	10,000,000*	N/A	No
Common Class B	75,000,000	50,000,000	N/A	N/A	Yes
Preferred	50,000,000	0	N/A	N/A	No

*The Company's Equity Incentive Plan to be adopted after this filing pursuant to which we will reserve up to 10,000,000 shares of class A common stock for issuance under the plan.

Options, Warrants and Other Rights

17. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company)

18. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

Taste of Nature has Class A Common Stock with no voting rights, and Class B Common Stock entitled to ten votes per share of Class B Common Stock.

19. How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?

The holder of a majority of the voting rights in the company may make decisions with which you disagree, or that negatively affect the value of your investment in the company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the company will develop in a way that is advantageous to you. For example, the majority shareholder may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns. Also, refer to question 17.

20. How are the securities being offered valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities being offered are valued arbitrarily at the issuer's discretion. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the

new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain degree of speculation. Any of these methods, plus others, may be used to determine valuation in the future:

Liquidation Value - The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment would go down.

21. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company's Amended & Restated Articles of Incorporation or Bylaws can be amended by the holders of a majority of the issued and outstanding class B common stock of the Company. As

minority owners, the crowdfunding investors are subject to the decisions made by the majority owners. The issued and outstanding shares of Class B common stock give management voting control of the company. As a minority owner, you may be outvoted on issues that impact your investment, such as, among other things: (a) the liquidation, dissolution or winding up of the company, or effecting any merger or consolidation; (b) amendment of any provision of the Amended & Restated Articles of Incorporation or Bylaws; (c) creation and issuance of other securities having rights, preferences or privileges senior to the common stock sold to the crowdfunding investors, or increasing the authorized number of shares of either classes of the common stock of the company; or (d) creation of any debt security.

22. What are the risks to purchasers associated with corporate actions including:

1. Additional issuances of securities
2. Issuer repurchases of securities
3. A sale of the issuer or of assets of the issuer
4. Transactions with related parties

The authorization and issuance of additional shares of the company's class A common stock will dilute the ownership of the crowdfunding investors. As a result, if the company achieves profitable operations in the future, its net income per share will be reduced because of dilution, and the market price of the company's class A common stock, if there is a market price, could decline as a result of the additional issuances of securities. If the company repurchases securities, so that the above risk is mitigated, and there are fewer shares of common stock outstanding, the company may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our securities would decline. A sale of the company or of all of the assets of the company may result in an entire loss of your investment. We cannot predict the market value of the company or its assets, and the proceeds of a sale may not be cash, but instead, unmarketable securities, or an assumption of liabilities. It is unlikely that in the near term, a sale would result in a premium that is significant enough over book value to generate a return to our investors. We may need to negotiate with a related party for additional capital. No assurance can be given that such funds will be available or, if available, will be on commercially reasonable terms satisfactory to us. Even if such financing is available, it may be on terms that are materially adverse to your interests with respect to dilution of book value, dividend preferences, liquidation preferences, or other terms.

23. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date
Citizens Business Bank	$2,270,298	4.250%	June 23, 2027

24. What other exempt offerings has the Company conducted within the past three years?

- **Name: Class A Common Stock sold in February 2023**

Type of Security Sold: Class A Common Stock

Final Amount Sold: $2,985,643.00

Number of Securities Sold: 2,985,643.00

Use of Proceeds: The net proceeds were used for working capital and general corporate purposes.

Regulatory Exemption: Regulation Crowdfunding on Equifund

The Issuer launched a Regulation Crowdfunding Offering on the Equifund Crowd Funding Portal in November 2022, with a maximum raise goal of $3m. The offering ended on February 2023 with $2,985,643.00 in funds raised.

25. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. Any director or officer of the issuer;
2. Any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. Any immediate family members of any of the foregoing persons.

The issuer does not have any related party transactions as described above. From time to time the Company may engage in transactions with related persons.

Financial Condition of the Issuer

26. Does the issuer have an operating history?

YES

27. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Year ended December 31, 2022, compared to year ended December 31, 2021:

Revenue:
Revenue for fiscal year 2022 was $31,790,371, compared to fiscal year 2021 revenue of $28,378,261. Taste of Nature has saw revenue growth of 12% from 2021 to 2022.

Cost of Revenue:
Cost of revenue in 2022 was $19,984,739, an increase of approximately $469,557, from costs of $19,515,182 in fiscal year 2021. Gross Profit Margin increased from about 31% in 2021 to about 37% in 2022.

Expenses:
The Company's expenses consist of, among other things, payroll, rent, factory expenses, license/permits, and more. Total operating expenses in 2022 were $7,746,376, compared to the expenses in 2021 which amounted to $7,916,566. The decrease in expenses is due to decreased bank charges and factory expenses.

Assets and Liabilities:
In 2022, the company had total assets of $7,927,815 which was a decrease from their 2021 total assets of $8,211,126. The decrease comes from an decrease of $813,561 in tax receivables of current assets from 2021 to 2022. Total Liabilities also decreased significantly from $7,401,973 in 2021 to $4,858,833 in 2022. The significant decrease is partly due to a decrease of $1,292,684 from 2021 to 2022 Accounts Payable's.

Liquidity and Capital Resources:
As of December 31, 2022, the Company has capital resources available in the form of cash on hand of $1,056,290.

28. Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.
See attachments:
See Exhibit A

29. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**
   i. In connection with the purchase or sale of securities?
   ii. Involving the making of any false filing with the commission?
   iii. Arising out of the conduct of the business of an underwriter, broker, dealer,

municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

2. Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i. In connection with the purchase or sale of any security?
ii. Involving the making of any false filing with the Commission?
iii. Arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment advisor, funding portal or paid solicitor of purchasers of securities?

3. Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
i. At the time of the filing this offering statement bars the person from:
   1. Association with an entity regulated by such commission, authority, agency or officer?
   2. Engaging in business of securities, insurance, or banking?
   3. Engaging in savings association or credit union activities?

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?

4. Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:
i. Suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment advisor or funding portal?
ii. Places limitations on the activities, functions or operations of such person?
iii. Bars such person from being associated with any entity or from participating in the offering of any penny stock?

5. Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i. Any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the

Investment Advisors Act of 1940 or any other rule or regulation thereunder?
ii. Section 5 of the Securities Act?

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**

7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**

8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Taste of Nature, Inc. answers 'NO' to all of the above questions.

Other Material Information

30. In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading. The following documents are being submitted as part of this offering:

Financials: See Exhibit A

Offering Page: See Exhibit B

Subscription Agreement: See Exhibit C

Amended & Restated Articles of Incorporation: Exhibit D

Bylaws: Exhibit E

Exhibit A

Financial Statements I hereby certify that the financial statements provided for Taste of Nature, Inc. and notes thereto for the periods provided included in this Form C Offering Statement are true and complete in all material aspects and that the information below reflects accurately the information stated on our Federal Income Tax Returns for this time period.

In WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the date signed.

/s/ Scott Samet

December 19, 2023



Taste of Nature Inc.

Index to Financial Statements



Wiley Financial Services
Inc.

Independent Auditor's Report

To the Board of Directors and Stockholders of
Taste of Nature Inc.

Opinion on the Financial Statements

We have audited the accompanying financial statements of Taste of Nature Inc. (the "company"), which comprise the Balance Sheet as of December 31, 2022, and the related Statements of Operations, and Changes in Stockholders' Equity and Cash Flows for the years then ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Company is not required to have, nor were we engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taste of Nature, Inc. as of December 31, 2022, and the results of their operations and changes in equity and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Wiley Financial Services

Oceanside CA
October 4, 2023

**TASTE OF
NATURE INC.
BALANCE SHEETS
As of DECEMBER 31, 2021 & 2022**

		2021	2022
ASSETS			
CURRENT ASSETS			
Cash and Cash Equivalents	$	237,371	1,056,290
Accounts Receivable		2,591,693	1,834,769
Inventory		2,787,791	3,738,475
Tax Receivable		813,561	
Other Current Assets		83,062	543,823
FIXED ASSETS		1,697,648	754,458
TOTAL ASSETS	$	**8,211,126**	**7,927,815**
CURRENT LIABILITIES			
Accounts Payable		2,627,729	1,335,045
Credit Cards		99,102	145,072
Shareholders Loans		490,367	468,479
Other Current Liabilities		652,793	639,939
LONG TERM DEBT		3,531,983	2,270,298
TOTAL LIABILITIES	$	**7,401,973**	**4,858,833**
EQUITY			
Capital Stock		(77,000)	2,340,165
Retained Earnings		866,153	728,817
TOTAL CURRENT LIABILITIES & EQUITY	$	**8,211,126**	**7,927,815**

See accompanying notes to financial statements

TASTEOF NATURE INC.

STATEMENTS OF OPERATION

FOR YEARS ENDED DECEMBER 31, 2021 AND 2022

OPERATING INCOME		**2021**	**2022**
REVENUE	$	28,378,261	31,790,371
COST OF GOODS SOLD		(19,515,182)	(19,984,739)
GROSS REVENUE		**8,863,080**	**11,805,631**
OPERATING EXPENSES	**$**		
Bank Charges/Doubtful Accounts		989,678	44,838
Payroll		1,138,042	2,765,954
Rent		842,381	997,962
Factory Expense		1,399,609	1,033,935
Software & Internet		208,479	13,955
Consulting		484,866	598,278
License & Permits		417,986	364,033
Office Expense		508,140	23,437
Insurance		285,316	252,566
Professional Fees		170,132	204,846
Travel & Entertainment		14,256	44,259
Advertising		586,683	937,758
Administrative		870,998	464,555
OPERATING INCOME	**$**	**7,916,566**	**7,746,376**
OTHER INCOME BEFORE EBITA		**946,514**	**4,059,255**
INCOME (+)	$	2,265,685	62,400
TAXES		2,636	12,172
DEPRECIATION		592,914	615,644
INTEREST		147,758	230,413
AMORTIZATION			56,232
NET INCOME	**$**	**2,468,891**	**3,207,194**



TASTE OF NATURE INC
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR YEARS ENDED DECEMBER 31, 2021 AND 2022

		2021		2022
Balance, Beginning of Year		(77,000)		2,340,165
Net Loss / Profit		2,468,891		3,207,194
Stockholders' Contribution		490,367		468,479
Balance, End of Year	$	2,882,258	$	6,015,838

See accompanying notes to financial statements

F-6

Net Cash Flows from Financing Activities		2021		2022	
Cash and Cash Equivalents at Beginning of Period		237,371		1,365,335	
Net Decrease/ Increase Cash		1,127,964		1,807,086	
Cash at End of Period	$	1,365,335	$	3,172,421	

F-7

Taste of Nature Inc.
Notes to Financial Statements
December 31, 2022

With Summarized Financial Information for the Year Ended 2022

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

A – Nature of Operations

Taste of Nature Inc. (the "Company") is a company organized under the laws of the State of California on June 22, 1992. The Company is a California based entity. The Company is recognized as a worldwide leader in cookie dough confections (Cookie Dough Bites®) and snacks.   The Company is a leader in pre-packaged Cotton Candy with its Swirlz® Cotton Candy Brand as well as Hawaiian Punch®, Dr Pepper®, STARBURST® and SKITTLES® Cotton Candies.   The Company is an innovator of chocolate-covered gummi bears (Muddy Bears®) and manufactures edible cookie dough known as Doughlish®. Moreover, the Company bakes and sells Mrs. Fields® Shelf-Stable Cookies and markets other candies such as Shari® Candies, Sqwigglies® and "giant gummies" such as Ginormous® Gummi Bears and Snake Bitez™ Gummi Snakes. The Company primarily sells its products to a wide variety of retailers including grocery stores, drug chains, convenience stores, mass market retailers, specialty market retailers, online sellers, vending, movie theatres and concession stands.



B – Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). The financial statements include the operations, assets, and liabilities of the Company. In the opinion of the Company's management, the accompanying financial statements contain all adjustments, consisting of normal recurring accruals, necessary to fairly present the accompanying financial statements.

C – Use of Estimates

The preparation of financial statements in conformity with Generally Accepted Accounting Principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues, expenses, gains, losses, and other changes in net assets during the reporting period. Actual results could differ from those estimates. Significant estimates inherent in the preparation of these financial statements include, but are not limited to, useful life of fixed assets, and the potential impacts arising from the novel coronavirus (COVID-19).

D – Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of December 31, 2021, and 2022, cash consists primarily of checking, saving deposits and PayPal balances. The cash balances as of December 31, 2021, and 2022 are $237,371 and $1,056,290

E – Concentration of Credit Risk

The Company maintains its cash accounts at commercial banks, Citizens Commercial Bank and Bank of Boston. The Federal Deposit Insurance Corporation ("FDIC") insures $250,000 for substantially all depository accounts. At December 31, 2021 and 2020, the amount in excess of insured limits was approximately $237,371 and $1,056,290. The Company has not experienced any losses on uninsured cash balances and management considers risk on cash balances to be low.

 F – Other Current Assets

The other current assets as of December 31, 2021 and 2022 are composed of the following:

		2021		2022
Other		83,062		47,473
Prepaid Expenses		64,890		51,710
Total Other Current Assets	$	147,952	$	99,183



Taste of Nature Inc.
Notes to Financial Statements
December 31, 2022
With Summarized Financial Information for the Year Ended 2022

G – Property and Equipment

Property and equipment are stated at cost less accumulated depreciation. Depreciation is charged as an expense using the straight-line balance method over the estimated useful life of each asset. The Company generally capitalizes assets with an original cost over $5000

		2021		2022
Fixed Assets		1,697,648		754,458
Accumulated Depreciation		(592,914)		(615,644)
Capitalized Equipment	$	**1,104,734**	$	**138,814**

H – Income Taxes

The Company is subject to tax filing requirements as a C-Corporation in the federal jurisdiction of the United States. As such, net income and certain other tax attributes are reported by the Company itself. The Company's federal income tax filings for 2021 and 2022 will remain subject to review by the US Internal Revenue Service until 2024 and 2025, respectively.

I – Fair Value Measurements

Fair value accounting is applied for all assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The Company follows the established framework for measuring fair value and expands disclosures about fair value measurements.

Taste of Nature Inc.
Notes to Financial Statements
December 31, 2022
With Summarized Financial Information for the Year Ended 2022

J – Revenue Recognition

The Company's primary source of revenue is from the sales of its confection products. The Company accounts for revenue under the guidance of Accounting Standards Codification Topic 606 ("ASC 606"), Revenue from Contracts with Customers. The underlying principle of ASC 606 is to recognize revenue to depict the transfer of goods or services to customers at the amount expected to be collected. ASC 606 creates a five-step model that requires entities to exercise judgment when considering the terms of contract(s), which include (1) identifying the contract or agreement with a customer, (2) identifying our performance obligations in the contract or agreement, (3) determining the transaction price, (4) allocating the transaction price to the separate performance obligations, and (5) recognizing revenue as each performance obligation is satisfied. The Company recognizes revenue at the time all of its performance obligations are satisfied, which generally occurs when products are shipped. Products are not shipped until there is a written agreement with the customer with a specified payment arrangement. Title to the Company's products primarily is transferred to the customer once the product is shipped from the Company's warehouses. Any discounts that are offered are recorded as a reduction of the invoiced amount at the time of billing. Any payments received before all of the relevant criteria for revenue recognition are satisfied are recorded as customer deposits. Sales is comprised of gross revenue less expected returns, trade discounts and customer allowances, which include costs associated with off-invoice mark downs and other price reductions. All of the Company's products are offered for sale as finished goods only, and there are no performance obligations required post-shipment for customers to derive the expected value from them, and contracts with customers contain no incentives or discounts that could cause revenue to be allocated or adjusted over time.

The Company recognizes revenue as control of the promised goods or services is transferred to its customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for the promised goods or services. Control of the promised goods or services is transferred to its customers at either a point in time or over time, depending on the performance obligation.

K – Subsequent Events

The Company has evaluated subsequent events and transactions for potential recognition and disclosure in the financial statements through December 31, 2022, the date that the financial statements were available to be issued. There were no subsequent events other than COVID.

The COVID-19 outbreak in the United States has caused business disruption through mandated and voluntary closings. The COVID-19 outbreak is also disrupting supply chains and affecting the production and sales across a range of industries. While the disruption is currently expected to be temporary, there is considerable uncertainty around the duration of the closings. Therefore, the Company expects this matter to negatively impact its operating results. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors all of which are uncertain and cannot be predicted. At this point, the extent to which COVID-19 may impact the financial condition of the Company or results of operations is uncertain.



Taste of Nature Inc.
Notes to Financial Statements
December 31, 2021
With Summarized Financial Information for the Year Ended 2022

L – Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and an amount or range of loss can be reasonably estimated. Management does not believe there are such matters that will have a material effect on the financial statements. Note stockholders' loans are not included below.

F-10

Note 3 – Current Liabilities

The current liabilities as of December 31, 2021 and 2022 are composed of the following:

		2021		2022
Accounts Payable		2,627,729		1,335,045
Credit Cards Payable		99,102		145,072
Other current liabilities		652,793		639,939
Total Current Liabilities	$	**3,379,624**	$	**2,120,056**

Exhibit B

Offering Page

Taste of Nature



Taste of Nature is a 31-year-old confectionary company that boasts a portfolio of multiple niche category-leading brands. After selling only in theaters, the Cookie Dough Bites candy was added to huge retailers – Blockbuster, Walmart, and an assortment of grocery and convenience stores. Today, the company's products can be found in more than 45 countries across six continents.



Utilizing World Renown Licenses and our own Brands
to establish unique items
that pique consumer interest...
TASTE of nature
Generating Incremental Sales... through quality, recognition, and innovation

Raised 0 % of minimum

Funding Raised

$0

Funding Goal

$10,000-$2,000,000

Days Remaining

133 Days

Invest Now

Need help? Watch this tutorial for how to invest.

Company Website   SAVE DEAL

Virtual Business Pitch   Team   About   Communication Channel   Updates

Business Description

Background

Taste of Nature is a 31 year-old confectionary and snack company that boasts a portfolio of multiple niche category-leading brands. After selling only in movie theaters in the 90s, the Cookie Dough Bites® candy was added to huge retailers – Blockbuster, Walmart, and an assortment of grocery and convenience stores. Today, the company's products can be found in more than 45 countries across six continents. We are either an industry leader, or a top-five brand, in niche candy categories that many consumer-packaged goods, or CPG, brands aren't already in; namely edible cookie dough, pre-packaged cotton candy, and chocolate-covered gummy bears.

About Taste of Nature, Inc.

- Founded in 1992
- Top 100 Confection Manufacture
- Owned Manufacturing facility in Melrose Park, IL with 150,000+ Sq Ft (SQF Certified)
- Production capabilities:
  - Panning
  - Extruding
  - Enrobing
  - Baking
  - Depositing



TASTE of nature   2

With a solid lineup of existing product formats, management's 2022 licensing deal with Mars-Wrigley opens an opportunity to drive higher revenue and margin growth. Based on two of Mars' biggest-selling non-chocolate brands, Skittles® and Starburst®, Taste of Nature introduced two new cotton candies in the back half of 2022. Further boosting those Mars-branded product launches, in the first quarter of 2023, we launched M&Ms, Twix- and Snickers-branded "poppable" cookie dough snacks. And, in the 2nd quarter of 2023, we launched "spoonable" cookie dough snacks (similar to our Doughlish® Brand) in collaboration with the Snickers®, Twix® and M&Ms® brands!

Security Type:

Equity Security

Price Per Share

$2.00

Shares For Sale

1,000,000

Post Money Valuation:

$108,389,282

Investment Bonuses!

None.

Regulatory Exemption:

Regulation Crowdfunding – Section 4(a)(6)

Deadline:

March 15, 2024

Minimum Investment Amount:

$1000

We have never accepted outside equity investment capital other than Crowdfunding although we have obtained debt financing in the past and currently have outstanding indebtedness.

2023 Highlights

Going into 2023, our biggest and most exciting opportunity was the partnership with Mars Wrigley. In fact, this Licensing Deal drove the entire decision to raise outside capital was to expand our manufacturing facility and hire more people. Currently, we have ~160,000 square feet under lease. We are pleased to announce that we are making great progress on the current build-out in an effort to increase production capacity.

Some of our production lines at certain times of the year are now running 2 ten hour shifts per day, 6 days a week (up from ~10 hours per day, 5 days per week). For this reason, we've also expanded our workforce requirement which includes continuing to hire employees directly as well as to employ outside employment agencies to help us as our staffing needs grow throughout this year.

Here are some of our major corporate developments as of the end of Q3-2023:

1. Our new line of Skittles and Starburst Cotton Candy was picked up by Walmart, and can be found in 2,000+ locations across the United States.

2. Target is bringing in several items and at the time of writing, we have both Holiday and Valentine's promotions scheduled, which means a "seasonal buy" across all ~1,900 stores.

3. Costco Business Center has brought in a pallet program, which is designed as "club pack" for businesses to purchase. During the summer of 2023, they rolled it out to the ~43 business centers across the country.

4. Kroger put in the Skittles and Starburst Cotton Candy Floor Display for a 2023 Summer Promotion.

5. Dollar Tree is carrying multiple SKUs from us as of Q4 2023, and is currently at 5 SKUs, up from 2 earlier in the year.


Ready to eat!
edible cookie dough
SNICKERS
COOKIE DOUGH
TWIX
m&m's
COOKIE DOUGH
TASTE of nature

Opportunity

We believe that we have an opportunity to dramatically accelerate our growth from ~$30m in annual revenue (as of Year End 2022) to $70m+ by 2026. The company recently signed a multi-faceted licensing deal with Mars-Wrigley. The deal includes rights to launch Skittles and Starburst Cotton Candies – Mars' two largest non-chocolate brands – and the rights to launch M&Ms, Twix and Snickers edible cookie doughs.

For large manufacturers like Mars-Wrigley, "success" may look like a $100m/year product line. While there is no guarantee Taste of Nature can launch a $100m/year product, this licensing agreement may potentially provide the company with an opportunity to do so. Other avenues for growth include possible mergers & acquisitions to expand the product portfolio, as well as additional licensing arrangements and of course continued organic growth.

Thankfully, compared to other consumer staples, candy is already relatively inexpensive to make, which is an advantage candy companies would be able to exploit. It's not just the younger generation who enjoys candy. Baby Boomers and Seniors are also looking for sweet indulgences.

Target Offering Range:

$10,000-$2,000,000

*If the sum of the investment commitments does not equal or exceed the minimum offering amount at the offering deadline, no securities will be sold and investment commitments will be cancelled returned to investors.

Form C Submission



Problem

In the dynamic world of confectionery, Taste of Nature, with its impressive 31-year legacy, faces a central challenge: the finite nature of shelf space. Having successfully transitioned from exclusive sales in theaters to securing placements in major retail giants like Blockbuster and Walmart, the company's expansion to more than 45 countries across six continents has been both a testament to its growth and a harbinger of a critical issue. As the market becomes increasingly crowded, the competition for limited shelf space intensifies, putting the spotlight on the need for strategic solutions to maintain and expand visibility.



Muddy Bears!®
An Incredible Unique Combination of Fruit Gummies and Milk Chocolate!

Apple   Strawberry   Pineapple

GENERATE INCREMENTAL SALES!

- Delicious fruity gummy bears smothered in creamy milk chocolate.
- A truly delicious and unique combination.
- One of the most unique candies in the marketplace!
- Great packaging and loyal customer base virtually guarantee brisk sell through.
- Very popular with the kids, teens and even adults that are young at heart.



5 oz. Peg Bag

Clip Strip!

TASTE of nature

Solution

To address this challenge head-on, Taste of Nature has strategically embraced innovation and robust marketing. The recently announced 2022 licensing deal with Mars-Wrigley has provided a significant avenue for growth, leveraging the popularity of Mars' Skittles® and Starburst® brands. The introduction of two new cotton candies in the latter part of 2022, followed by the launch of Mars-branded "poppable" cookie dough snacks in Q1 2023 and "spoonable" cookie dough snacks in collaboration with Snickers, Twix, and M&Ms in Q2 2023, exemplifies Taste of Nature's commitment to uniqueness and adaptability.



The solution to the finite shelf space problem lies in the strategic deployment of marketing initiatives. By creating heightened awareness and a strong desire to experience these innovative products, Taste of Nature aims not only to drive initial purchases but also to establish a loyal customer base, leading to repeat purchases. This, in turn, ensures a sustained presence on the shelves of retailers, solidifying the company's position in the highly competitive confectionery market. In essence, Taste of Nature's journey involves transforming the challenge of finite shelf space into an opportunity for growth, fueled by inventive products and compelling marketing strategies.

End Cap Programs Available





Scheels   Publix   Rural King

Business Model

Key Takeaway #1: Licensing Works

As a company, we'd already had years and years of success in terms of structuring licensing agreements. We were obviously excited about what the Mars Wrigley partnership could do for our business.

We also feel like we are just scratching the surface of the potential of this partnership. The "Poppables" just launched in March 2023 and the "Spoonables" in April 2023, so we're still figuring out just exactly how big of an impact this relationship could have on future growth.


Utilizing World Renown Licenses and our own Brands
to establish unique items
that pique consumer interest...
SNICKERS
Twix
m&m's
Hawaiian Punch
Mrs. Fields
Skittles
Starburst
Dr Pepper
CookieDough Bites
Snake Bitez
S'morsels
Spoon Lickin' Good
DOUGHlish
Muddy Bears
Cotton Candy Swirlz
Shari candies
TASTE of nature
Generating Incremental Sales... through quality, recognition, and innovation

Key Takeaway #2: The Impact of Direct to Consumer Marketing

A lot of people have asked us about our efforts to sell directly to consumers. In the candy business, this can be quite challenging to do, and do well. However, we're already seeing early signs of demand, and we are currently preparing to expand our online footprint. We've recently partnered with an Amazon distributor with an expertise in selling candy through the Amazon platform.

Here's a look at a few of our listings with them:

- Twix Bars Cookie Dough
- M&M's Chocolate Candy Cookie Dough
- Spoonables
- 5 oz. Bags
- Skittles Cotton Candy

Key Takeaway #3: Theater Sales are Beginning to Return

After a few years of people saying COVID was the end of the movie theater, and everything was going to streaming, it seems the pendulum is swinging back in favor of the in-person, big-screen experience. While it's still too early to say the movie theater business is back, over the Summer we saw a sharp increase in orders from this distribution channel as "event" pictures such as Barbie and Oppenheimer ("Barbenheimer") brought a massive audiences to theatres as this cultural phenomenon brought the boxoffice to tremendous heights.

For this reason, we are optimistic about our future with theatre channel, and we anticipate the we will continuing to drive incremental revenue in this channel.


More summer fun with blockbuster movies!
Theatre Box Sale
Everyday
movies
ADMIT ONE
12ct – case
CookieDough Bites
Cookies 'N Cream
S'moresels
Muddy Bears
Schwiggles
Cherry Sour Balls
TASTE of nature
54ct & 72ct Floor Display Options

Market Projection

In 1947, the US "Food & Kindred Products" industry added $9,024,912 to the economy – $119,904,252 in 2022 dollars and employed 1,441,847 people. Today, the sector (now called consumer staples) contributes $2 trillion to US GDP, supports 20.4 million jobs, and feeds billions around the world. But after decades of outperformance, the consumer staples industry has struggled to grow since 2009. From 2000 through 2009, consumer staples grew economic profit 10.4% per year, and outperformed the S&P 500 by 55.94%.



- S&P 500 Consumer Staples (Sector) (^SPXCNSS) Level % Change
- S&P 500 (^SPX) Level % Change

From 2010 to 2019 economic profit dropped to 3.2% per year, and in the stock market, it underperformed the S&P by 81.04%, a trend that has only worsened.



- S&P 500 Consumer Staples (Sector) (^SPXCNSS) Level % Change
- S&P 500 (^SPX) Level % Change

In June 2022, the Department of Agriculture (USDA) reported that the food-at-home Consumer Price Index (CPI) reached 13.1%, up from only 1.4% in June 2021. Although the USDA predicts the food-at-home CPI will grow more slowly in 2023, the agency expects this year's total increase will range from 10 – 11% above 2021. As a result, many consumers have made changes to their grocery choices. While overall spending remains somewhat elevated today, optimism is certainly at an all-time low, especially as high-income households are trading down to club stores and dollar stores to save.

In 2021, the U.S. confectionery sector, more commonly known as "Candy" generated $36.9B in retail sales and is projected to grow to $44.49B by 2026.



$36.9B
U.S. confectionery sales in 2021
Source: Euromonitor Projections as of February 2022 (rounded)

$44.9B
projected category sales by 2026

98.4% household penetration NO CHANGE

34.6 annual trips +4.0%

Average spend of **$6.32/trip** +5.7%

Source: IRI, All Outlets, 52 weeks ending 12/26/2021

CHOCOLATE
58% of CMG $ Sales
+9.2% $ Growth
$21.1B
$25.5B projected by 2026

NON-CHOCOLATE
31% of CMG $ Sales
+14.5% $ Growth
$12.7B
$15.2B projected by 2026

GUM + MINTS
11% of CMG $ Sales
+3.8% $ Growth
$3.1B
$4.2B projected by 2026

Source: IRI, MULO+C, 52 weeks ending 12/26/2021;
Source: Euromonitor Projections as of February 2022 (rounded)

Note: Figures in blue represent IRI-measured channels. Figures in pink represent Euromonitor data for the total confectionery category, including non-IRI tracked channels (i.e., specialty stores).

Competition

Today, the entire industry is dominated by five major international companies, combined, they control ~79% of the industry and have collectively outperformed the Consumer Staples industry for the last five years.

1. Mondelez (Nasdaq: MDLZ)
2. Mars-Wrigley (Privately held)
3. Hershey's (NYSE: HSY)
4. Ferraro/Ferrara/Nestle brands (Privately held)
5. Lindt/Ghirardelli/R. Stover (OTC: LDSVF)



And candy has outperformed the broader S&P 500 (excluding Consumer Staples):



Traction & Customers

We are a "full line" confectionery and snack food manufacturer with a broad portfolio of candies and snacks that can be offered to a diverse customer base. The best-known and most widely distributed confection that the company manufactures and markets is Cookie Dough Bites®. This confection was developed in the late '90s and has grown substantially over the past 25+ years. With the development and growth of Cookie Dough Bites® and the subsequent launching of Doughlish® edible cookie dough, we have become a recognized worldwide leader in cookie dough confections and snacks. Similarly, we have carved out market-leading niches in pre-packaged cotton candy with development of our Swirlz® Cotton Candy Brand as well as several strategic licenses (Hawaiian Punch®, Dr Pepper®, Skittles®, Starburst®) that have led us to be known as a leader and innovator in this space. Together with marketing our unique chocolate-covered gummy bears (Muddy Bears®), these niches have allowed us to grow and become an innovator in several "subcategories" of confections. We are also the exclusive manufacturer of Mrs Fields® Shelf Stable Cookies which allows us to compete in the cookie space with a well-known Brand.



In **1997** we created a <u>**NEW confection subcategory**</u> and for over 25 years, we have continued to **create innovative cookie dough items!**

CookieDough Bites®

The ONLY Cookie Dough Confection in the Marketplace!

25 Anniversary

Anniversary Celebrations in 2022!

TASTE of nature

➢ **Cookie Dough Bites®** -
- First invented in 1997, **Cookie Dough Bites®** taps into great memories of eating cookie dough while mom was baking chocolate chip cookies – NOW... **anytime, anywhere!**
- **Cookie Dough Bites®** is a result of combining raw, egg-free chocolate chip cookie dough with milk chocolate for a unique flavor combination into a simple form for easy consumption. This has become a **flavor mix success with a fun experience.**
- Our product enjoys a **strong** and **loyal following** in the movie theaters, where we started, which has **translated to all classes of trade!**

"Cookiedoughlicious" Try 'em Frozen

#1 Candy in 7 States!

FAVORITE MOVIE THEATRE CANDY
AT CINEMARK



The Cookie Dough Bites® is #1 in NY, OH, WV, KY, IN, SD & MT

ORDER AHEAD & SKIP THE LINE

Based on 2022 Cinemark Theatres concessions data

Our products can be found in major retailers like Walmart, Walgreens, Target, Dollar Tree, 7-11, Five Below, Amazon and numerous others. As a further enhancement to our market position, we also have been manufacturing private-label versions of our products for certain select customers.

We believe that competitors in the sector are currently being valued at ~2.5-3.5x forward-looking revenues. We would like to be valued at ~$250m in market capitalization at the time of a public offering if we decide to go public in the future. This means Taste of Nature would be looking to reach the $70m-$100m revenue threshold before considering an IPO.

Mrs. Fields

Bring the Yogurt or Ice Cream Store experience to your home!



TASTES GREAT WITH ICE CREAM!

- **Mrs. Fields** is a Trusted Brand for <u>**45 years**</u> that stands for Quality and deliciousness!
- Comes in 3 popular flavors...
  - Chocolate Chip,
  - Birthday Cake
  - Fudge Brownie.
- 9 months shelf life
- Easy 8.5oz portions (<u>Re-sealable Bag</u> seals in freshness)
- No refrigeration needed!

8.5 oz Resealable

With the purchase of Mrs. Fields® Cookie Dough Toppings, consumers can re-create the ice cream/yogurt shop experience at home. Make your own sundaes and desserts and add Cookie Dough as a Topping!



TASTE of nature

2023 Financial Highlights

For FY 2023, we will achieve over $40m, which would translate to Revenue Growth of ~35% over 2022 Revenue. In addition to strong top line growth, we've also continued to see margin expansion across many items in our portfolio. Overall, we are content with the company's financial performance as 2023 draws to a close. We're also pleased to announce that we have plans to issue a one-time dividend to our shareholders by the end of FY 2023.

2023 Financial Highlights

For FY 2023, we will achieve over $40m, which would translate to Revenue Growth of ~35% over 2022 Revenue. In addition to strong top line growth, we've also continued to see margin expansion across many items in our portfolio. Overall, we are content with the company's financial performance as 2023 draws to a close. We're also pleased to announce that we have plans to issue a one-time dividend to our shareholders by the end of FY 2023.

Investors

Taste of Nature (TON) has never accepted outside investment capital prior to launching their first Regulation Crowdfunding offering in November of 2022. TON launched their Regulation Crowdfunding Offering on the Equifund Crowd Funding Portal in November 2022 and their offering ended in February 2023 with $2,985,643.00 in funds raised.

Terms

Taste of Nature, Inc. will be offering Class A Common Stock at $2.00 per share.
Target Offering: $10,000 | 5,000 Class A Common Stock
Maximum Offering Amount: $2,000,000 | 1,000,000 Class A Common Stock
Type of Security: Class A Common Stock
Offering Deadline: April 25, 2024
Minimum Investment: $1,000

Investors in this round will receive class A common stock with no voting rights per our Amended & Restated Articles of Incorporation.

The Minimum Individual Purchase Amount accepted under this Regulation CF Offering is $1,000. The Company must reach its Target Offering Amount of $10,000 by April 25, 2024 (the "Offering Deadline"). Unless the Company raises at least the Target Offering Amount of $10,000 under the Regulation CF offering by the Offering Deadline, no securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned.

If the sum of the investment commitments does not equal or exceed the minimum amount by the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled, and committed funds will be returned without interest or deductions. We have the right to extend the offering deadline at our discretion. You have the right to cancel your investment in the event that we extend the offering deadline and you choose not to reconfirm your investment.

Risks

Please be sure to read and review the Offering Statement. A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Neither PicMii Crowdfunding nor any of its directors, officers, employees, representatives, affiliates, or agents shall have any liability whatsoever arising from any error or incompleteness of fact or opinion in, or lack of care in the preparation or publication of, the materials and communication herein or the terms or valuation of any securities offering.

The information contained herein includes forward-looking statements. These statements relate to future events or future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking statements. You should not place undue reliance on forward-looking statements since they involve known and unknown risks, uncertainties, and other factors, which are, in some cases, beyond the company's control and which could, and likely will materially affect actual results, levels of activity, performance, or achievements. Any forward-looking statement reflects the current views with respect to future events and is subject to these and other risks, uncertainties, and assumptions relating to operations, results of operations, growth strategy, and liquidity. No obligation exists to publicly update or revise these forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Virtual Business Pitch Team About Communication Channel Updates



Scott Samet

CEO

Background

Scott co-founded Taste of Nature in 1992. Today, he holds over 30 years of experience in selling, distributing, merchandising, and marketing confectionery and snack products to a wide range of retail outlets across the globe. Scott also manages the company's nationwide sales force across all trade classes. Of special note, in 2012, Scott co-developed the mobile gaming app, Cookie Dough Bites® Factory. Within two weeks of its launch, the game became #1 for kids on iPad and iPhone. In fact, within five months of launching, the game garnered over 2.5 million worldwide downloads. Following, on September 17, 2012, the story made The Wall Street Journal cover. Scott appeared on CNBC's "The Big Idea with Donny Deutsch," originally airing in November 2007. And he also made appearances on the Biography Channel's "Food Factory" in 2014, as well as the Food Network's "Unwrapped 2.0" in 2015. Both focused on a Taste of Nature's Cookie Dough Bites. Prior to co-founding Taste of Nature, Scott served as a financial analyst in the mergers and acquisitions department of Bankers Trust in Los Angeles. Scott graduated with his Bachelor of Science in Economics from the Wharton School of the University of Pennsylvania.



Douglas Chu

Co-Founder and Vice President

Background

Doug co-founded Taste of Nature in 1992. Today, he holds over 30 years of experience in manufacturing, distributing, merchandising, and marketing confectionery products to a wide array of retail outlets around the world. He also oversees all aspects of the company's supply chain management, finance, and production. Doug made appearances on the Food Network's "Unwrapped" and "Unwrapped 2.0" in 2003, 2010, and 2015. Prior to 1992, Doug served as a media and entertainment financial analyst with Bankers Trust in Los Angeles. He holds a Bachelor of Science in Economics, graduating from the Wharton School of the University of Pennsylvania. Together, Scott and Doug's profiles have been featured in Forbes, The Wall Street Journal, Business Week, Success, Entrepreneur, the Los Angeles Times, and the Los Angeles Business Journal, where they made the cover. As well, the gentlemen were featured in the following books: "Growing and Managing an Entrepreneurial Business" (Allen/Houghton Mifflin); "Nobody's Business But Your Own" (Brown/Hyperion); "Upstart Startups" (Lieber/Broadway Books); "Young Millionaires" (Lesonsky/Lesonsky and Stodder) and "The Great American Chocolate Chip Cookie Book" (Wyman/Countryman Press).

Virtual Business Pitch Team About Communication Channel Updates

Legal Company Name

Taste of Nature

Location

2828 Donald Douglas Loop N
Suite A
Santa Monica, California 90405

Number of Employees

37

Incorporation Type

C-Corp

State of Incorporation

CA

Date Founded

June 22, 1992

Exhibit C

Subscription Agreement

TASTE OF NATURE, INC.

SUBSCRIPTION AGREEMENT

THE SECURITIES (AS DEFINED BELOW) ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Board of Directors of
TASTE OF NATURE, INC.
2828 Donald Douglas Loop N, Suite A
Santa Monica, CA 90405

Ladies and Gentlemen:

1. <u>Background</u>. The undersigned understands that Taste of Nature, Inc., a California corporation (the "**Company**"), is conducting an offering (the "**Offering**") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "**Securities Act**"), and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C, dated December, 2023, as the same may be amended from time to time, filed by the Company with the Securities and Exchange Commission (the "**Form C**") and the Offering Statement, which is included therein (the "**Offering Statement**"). The Company is offering to both accredited and non-accredited investors up to 1,000,000 shares of its class A common stock, $0.0001 par value (each a "**Share**" and, collectively, the "**Shares**" or the "**Securities**") at a price of $2.00 per Share (the "**Purchase Price**"). The minimum amount or target amount to be raised in the Offering is $10,000 (the "**Target Offering Amount**") and the maximum amount to be raised in the offering is $2,000,000 (the "**Maximum Offering Amount**"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company may sell Shares on a basis to be determined by the Company's management. The Company is offering the Shares to prospective investors through the PicMii Crowdfunding online platform, located at http://www.picmiicrowdfunding.com. (the "**Portal**"). The Portal is registered with the Securities and Exchange Commission (the "**SEC**"), as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission equal to 5.5% of the value of the securities sold from $0-$150k, and 3.5% of the value of the securities sold from $150k-$2M sold in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at http://www.picmiicrowdfunding.com.

2. <u>Subscription</u>. Subject to the terms of this Agreement and the Form C and related Offering Statement, the undersigned hereby subscribes to purchase the number of Shares equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when this Agreement is countersigned on the Company's behalf. No investor may subscribe for a Share in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "**Offering Deadline**").

3. <u>Closing</u>.

(a) <u>Closing</u>. Subject to this Section 3(b), the closing of the sale and purchase of the Shares pursuant to this Agreement (the "**Closing**") shall take place through the Portal at such times as the Company may designate by notice to the undersigned and the Company may conduct one or more Closings on or before the Offering Deadline.

(b) <u>Closing Conditions</u>. The Closing is conditioned upon satisfaction of all the following conditions:

(i) prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Shares in an aggregate investment amount of at least the Target Offering Amount;

(ii) at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and shall be accepting, subscriptions for Shares having an aggregate investment amount of at least the Target Offering Amount;

(iii) the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. <u>Termination of the Offering; Other Offerings</u>. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. <u>Representations</u>. The undersigned represents and warrants to the Company and the Company's agents as follows:

(a) The undersigned understands and accepts that the purchase of the Shares involves various risks, including the risks outlined in the Form C and the accompanying Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Shares; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

(b) The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Shares.

(c)   Including the amount set forth on the signature page hereto, in the past 12-month period the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

(d)   The undersigned has received and reviewed a copy of the Form C and accompanying Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C and accompanying Offering Statement to make the decision to purchase the Shares.

(e)   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Shares. It is understood that information and explanations related to the terms and conditions of the Shares provided in the Form C and accompanying Offering Statement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Shares, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Shares. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Shares for purposes of determining the undersigned's authority or suitability to invest in the Shares.

(f)   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C and accompanying Offering Statement. The undersigned has had access to such information concerning the Company and the Shares as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Shares.

(g)   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

(h)   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon the Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Shares, without interest thereon, to the undersigned.

(i)   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of this investment.

(j)   The undersigned has up to 48 hours before the Offering Deadline to cancel the purchase and get a full refund.

(k)   The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Shares or (ii) made any representation to the undersigned regarding the legality of an investment in the Shares under applicable legal investment or similar laws or regulations. In deciding to purchase the Shares, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Shares is suitable and appropriate for the undersigned.

(l)   The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Shares. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Shares and the consequences of this Agreement. The undersigned has considered the suitability of the Shares as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Shares and its authority to invest in the Shares.

(m)   The undersigned is acquiring the Shares solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Shares. The undersigned understands that the Shares have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

(n)   The undersigned understands that the Shares are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Shares only pursuant to an effective registration statement under the Securities Act or an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Shares, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Shares become freely transferable, a secondary market in the Shares may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Shares for an indefinite period of time.

(o)   The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Shares or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding.

(p)   If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Shares or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Shares, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Shares. The undersigned's subscription and payment for and continued beneficial ownership of the Shares will not violate any applicable securities or other laws of the undersigned's jurisdiction.

6.   HIGH RISK INVESTMENT. **THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE SHARES INVOLVES A HIGH DEGREE OF RISK**. The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service (the "**IRS**"), audit adjustment, court decisions or legislative changes may

have an adverse effect on one or more of the tax consequences of this investment; (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment and (d) the undersigned has carefully reviewed the risk factors contained in the Offering Statement, understands those risks and desires to undertake this investment notwithstanding those risks.

7.   Company Representations. The undersigned understands that upon issuance to the undersigned of any Shares, the Company will be deemed to have made the following representations and warranties to the undersigned as of the date of such issuance:

(a)   Corporate Power. The Company has been duly incorporated as a corporation under the laws of the State of California and, has all requisite legal and corporate power and authority to conduct its business as currently being conducted and to issue and sell the Shares to the undersigned pursuant to this Agreement.

(b)   Enforceability. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

(c)   Valid Issuance. The Shares, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Articles of Incorporation and Bylaws of the Company, as amended, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

8.   No Conflict. The execution, delivery and performance of and compliance with this Agreement and the issuance of the Shares will not result in any violation of, or conflict with, or constitute a default under, the Company's Articles of Incorporation and Bylaws, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company.

9.   Indemnification. The undersigned agrees to indemnify and hold harmless the Company and its directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

10.   Obligation to Pay Dividend. Subject to compliance with California law, the Company shall pay to the undersigned a dividend per share of class A common stock acquired in this Offering equal to $0.05 on or about the first anniversary of the final closing of the Offering. Holders of class B common Stock of the Company have agreed to waive their right to participate in this particular dividend but will have the right to participate in dividends in the future. The Company is not obligated and has not agreed to pay any dividends other than the dividend contemplated by this Section 10.

11.   Market Stand-Off. If so requested by the Company or any representative of the underwriters (the "**Managing Underwriter**") in connection with any underwritten or Regulation A+ offering of securities of the Company under the Securities Act, the undersigned (including any successor or assign) shall not sell or otherwise transfer any Shares or other securities of the Company during the 30-day period preceding and the 270-day period following the effective date of a registration or offering statement of the Company filed under the Securities Act for such public offering or Regulation A+ offering or underwriting (or such shorter period as may be requested by the Managing Underwriter and agreed to by the Company) (the "**Market Standoff Period**"). The Company may impose stop-transfer instructions with respect to securities subject to the foregoing restrictions until the end of such Market Standoff Period. For consideration received and acknowledged, the undersigned, in its capacity as a securityholder of the Company, hereby appoints the Company's President and Chief Executive Officer, to act as its true and lawful attorney with full power and authority on its behalf to execute and deliver all documents and instruments and take all other actions necessary in connection with the Company's issuance of its Common Stock pursuant to any lock-up agreement required to be executed pursuant to an underwriting agreement in connection with any initial public offering of the Company. Such appointment is irrevocable and coupled with an interest and shall be for the limited purposes set forth above.

12.   Drag Along Right. If holders of a majority of the outstanding class B common stock of the Company (the "**Class B Majority**") consent to engage in the Sale of the Company (as defined below), then the Class B Majority shall have the right to require all of the remaining stockholders of the Company (the "**Remaining Stockholders**") to participate in such Sale of the Company on a pro rata basis and otherwise on the same terms and conditions as those agreed to by the Class B Majority ("**Drag-Along Rights**"). If the Class B Majority elect to exercise their Drag-Along Rights in connection with such a transaction, they shall deliver, or instruct the Company to deliver, a notice to each Remaining Stockholder ("**Drag-Along Notice**"), setting forth the terms of the transaction, including the proposed closing date for its consummation, which shall not be less than twenty (20) days from the date of such Drag-Along Notice, and all documents required to be executed by each Remaining Stockholder in order to consummate such transaction. Each Remaining Stockholder shall deliver to the Class B Majority, within ten (10) days of receipt of such Drag-Along Notice, a countersigned copy of such Drag-Along Notice and all such other documents previously furnished to such Remaining Stockholder for execution in connection with such transaction. If any Remaining Stockholder fails to execute and deliver such Drag-Along Notice and other documents within such ten-day period, then any officer of the Company shall have the authority to execute such Drag-Along Notice and other documents on behalf of such Remaining Stockholder, and the provisions of this Section 12 shall constitute the granting to such officer of a power of attorney on behalf of such Remaining Stockholder to execute and deliver any and all such documents. The Class B Majority shall cause to be remitted to each Remaining Stockholder the proceeds of such Sale of the Company attributable to the Remaining Stockholder's shares of common stock on the closing date of such sale. Each Remaining Stockholder hereby irrevocably and unconditionally waives, and agrees to cause to be waived and to prevent the exercise of, any rights of appraisal, any dissenters' rights and any similar rights relating to the Sale of the Company or any related transaction that such Remaining Stockholder or any other person may have by virtue of, or with respect to, any shares of Company common stock owned by the Remaining Stockholder. For purposes of this Section 12, "**Sale of the Company**" shall mean each of the following events: (a) merger or consolidation in which (i) the Company is a constituent party or   (ii) a subsidiary of the Company is a constituent party and the Company issues shares of its common stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Company or a subsidiary in which the shares of common stock of the Company outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for common stock that represents, immediately following such merger or consolidation, at least a majority, by voting power, of (1) the surviving or resulting company; or (2) if the surviving or resulting company is a wholly owned subsidiary of another company immediately following such merger or consolidation, the parent company of such surviving or resulting company (provided that, for the purpose of this Subsection (a), all Common Stock issuable upon exercise

of options outstanding immediately prior to such merger or consolidation or upon conversion of convertible securities outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation and, if applicable, converted or exchanged in such merger or consolidation on the same terms as the actual outstanding Common Units are converted or exchanged); (b) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Company or any subsidiary of the Company of all or substantially all or a significant portion of the assets of the Company and its subsidiaries, taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one (1) or more subsidiaries of the Company if substantially all of the assets of the Company and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Company.

13.   Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

14.   Legend. The certificates, book entry or other form of notation representing the Shares sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Shares were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

15.   Notices. All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

16.   Governing Law. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of California without regard to the principles of conflicts of laws.

17.   Benefit; Intended Third Party Beneficiary. This Agreement shall be binding upon and inure to the benefit of the parties hereto. Each of the holders of class B common stock of the Company is an intended third party beneficiary of this Agreement, including the Drag-Along Rights provision, the representations and warranties made by both the Company and the Subscriber herein and the indemnification provided by the Subscriber herein and may directly enforce this Agreement and its rights hereunder.

18.   Submission to Jurisdiction. With respect to any suit, action or proceeding relating to any offers, purchases or sales of the Shares by the undersigned ("**Proceedings**"), the undersigned irrevocably submits to the jurisdiction of the federal or state courts located at the location of the Company's principal place of business, which submission shall be exclusive unless none of such courts has lawful jurisdiction over such Proceedings.

19.   Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

20.   Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

21. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

22. Invalidity of Specific Provisions. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

23. Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

24. Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

25. Electronic Execution and Delivery. A digital reproduction, portable document format (".pdf") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

26. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

27. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

28. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Shares pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

[Signature Page Follows]

Taste of Nature, Inc.

SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Class A Common Shares of Taste of Nature, Inc. by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement.

The Securities being subscribed for will be owned by, and should be recorded on the Corporation's books as follows:

Full legal name of Subscriber (including middle name(s), for individuals):

(Name of Subscriber)

By:
(Authorized Signature)

(Official Capacity or Title, if the Subscriber is not an individual)

(Name of individual whose signature appears above if different than the name of the Subscriber printed above.)

(Subscriber's Residential Address, including Province/State and Postal/Zip Code)

Taxpayer Identification Number

(Telephone Number)

(Offline Investor)
(E-Mail Address)

Number of securities: **Class A Common Shares**
Aggregate Subscription Price: **$0.00 USD**

TYPE OF OWNERSHIP:

If the Subscriber is individual:

If the Subscriber is not an individual:

☐ Individual

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If interests are to be jointly held:

Name of the Joint Subscriber:

Social Security Number of the Joint Subscriber:

Check this box if the securities will be held in a custodial account: ☐

Type of account:

EIN of account:

Address of account provider:

ACCEPTANCE

The Corporation hereby accepts the subscription as set forth above on the terms and conditions contained in this Subscription Agreement.

Dated as of

Taste of Nature, Inc.

By:

Authorized Signing Officer

U.S. INVESTOR QUESTIONNAIRE

EITHER (i) The undersigned is an accredited investor (as that term is defined in Regulation D under the Securities Act because the undersigned meets the criteria set forth in the following paragraph(s) of the U.S Investor Questionnaire attached hereto): ☐

OR (ii) The aggregate subscription price of 0.00 USD (together with any previous investments in the Securities pursuant to this offering) does not exceed the Investor's limit of 0.00 in this offering, not the Investor's total limit for investment in offerings under rule Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months.

Aggregate subscription price invested in this offering: 0.00 USD

The Investor either has ☐ or has not ☐ invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering. If yes, the total amount the Investor has invested in offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months prior to this offering is: USD

The Investor's investment limit for this offering is: 0.00USD

The Investor's investment limit for all offerings under Section 4(a)(6) of the Securities Act of 1933, as amended, being Regulation CF in the last 12 months, including this offering is: 0.00USD

The Investor's net worth (if not an accredited investor): USD

The Investor's income (if not an accredited investor): USD

If selected (i) above, the Investor hereby represents and warrants that that the Investor is an Accredited Investor, as defined by Rule 501 of Regulation D under the Securities Act of 1933, and Investor meets at least one (1) of the following criteria (initial all that apply) or that Investor is an unaccredited investor and meets none of the following criteria (initial as applicable):

☐ A bank, as defined in Section 3(a)(2) of the U.S. Securities Act;
a savings and loan association or other institution as defined in Section 3(a)(5)(A) of the U.S. Securities Act, whether acting in its individual or fiduciary capacity;
a broker or dealer registered pursuant to Section 15 of the United States Securities Exchange Act of 1934; An insurance company as defined in Section 2(a)(13) of the U.S. Securities Act; An investment company registered under the United States Investment Company Act of 1940; or A business development company as defined in Section 2(a)(48) of that Act; a Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301 (c) or (d) of the United States Small Business Investment Act of 1958;A plan established and maintained by a state, its political subdivisions or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of US$5,000,000; or an employee benefit plan within the meaning of the United States Employee Retirement Income Security Act of 1974, as amended, in which the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or an employee benefit plan with total assets in excess of U.S. $5,000,000 or, if a self directed plan, with investment decisions made solely by persons that are Accredited Investors;

☐ A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐ The Investor is either (i) a corporation, (ii) an organization described in Section 501(c)(3) of the Internal Revenue Code, (iii) a trust, or (iv) a partnership, in each case not formed for the specific purpose of acquiring the securities offered, and in each case with total assets in excess of US$5,000,000;

☐ a director, executive officer or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

☐ The Investor is a natural person (individual) whose own net worth, taken together with the net worth of the Investor's spouse or spousal equivalent, exceeds US$1,000,000, excluding equity in the Investor's principal residence unless the net effect of his or her mortgage results in negative equity, the Investor should include any negative effects in calculating his or her net worth;

☐ The Investor is a natural person (individual) who had an individual income in excess of US$200,000 (or joint income with the Investor spouse or spousal equivalent in excess of US$300,000) in each of the two previous years and who reasonably expects a gross income of the same this year;

☐ A trust, with total assets in excess of US$5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in Rule 506(b)(2)(ii) of the U.S. Securities Act;

☐ The Investor is an entity as to which all the equity owners are Accredited Investors. If this paragraph is initialed, the Investor represents and warrants that the Investor has verified all such equity owners' status as an Accredited Investor.

☐ a natural person who holds one of the following licenses in good standing: General Securities Representative license (Series 7), the Private Securities Offerings Representative license (Series 82), or the Investment Adviser Representative license (Series 65);

☐ An investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; or

☐ An investment adviser relying on the exemption from registering with tthe SEC under Section 203(l) or (m) of the Investment Advisers Act of 1940; or

☐ A rural business investment company as defined in Section 384A of the Consolidated Farm and Rural Development Act;

☐ An entity, of a type not listed herein, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

☐ A "family office," as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):
(i) With assets under management in excess of $5,000,000,
(ii) That is not formed for the specific purpose of acquiring the securities offered, and
(iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

☐ A "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in category 23 above and whose prospective investment in the issuer is directed by such family office as referenced above;

☐ A natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in Section 3 of such Act, but for the exclusion provided by either Section 3(c)(1) or Section 3(c)(7) of such Act;

☐ A corporation, Massachusetts or similar business trust, limited liability company or partnership, not formed for the specific purpose of acquiring the securities, with total assets of more than US$5 million; or

☐ The Investor is not an Accredited Investor and does not meet any of the above criteria.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

                                               By:

                                                   (Signature)

                                               Name:

                                               (If signing on behalf of entity)

                                               Title:

                                               (If signing on behalf of entity)

INTERNATIONAL INVESTOR CERTIFICATE

FOR SUBSCRIBERS RESIDENT OUTSIDE OF CANADA AND THE UNITED STATES

TO: **Taste of Nature, Inc.** (the "**Corporation**")

The undersigned (the **"Subscriber"**) represents covenants and certifies to the Corporation that:

i. the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) is not resident in Canada or the United States or subject to applicable securities laws of Canada or the United States;

ii. the issuance of the securities in the capital of the Corporation under this agreement (the "**Securities**") by the Corporation to the Subscriber (or its disclosed principal, if any) may be effected by the Corporation without the necessity of the filing of any document with or obtaining any approval from or effecting any registration with any governmental entity or similar regulatory authority having jurisdiction over the Subscriber (or its disclosed principal, if any);

iii. the Subscriber is knowledgeable of, or has been independently advised as to, the applicable securities laws of the jurisdiction which would apply to this subscription, if there are any;

iv. the issuance of the Securities to the Subscriber (and if the Subscriber is acting as agent for a disclosed principal, such disclosed principal) complies with the requirements of all applicable laws in the jurisdiction of its residence;

v. the applicable securities laws do not require the Corporation to register the Securities, file a prospectus or similar document, or make any filings or disclosures or seek any approvals of any kind whatsoever from any regulatory authority of any kind whatsoever in the international jurisdiction;

vi. the purchase of the Securities by the Subscriber, and (if applicable) each disclosed beneficial subscriber, does not require the Corporation to become subject to regulation in the Subscriber's or disclosed beneficial subscriber's jurisdiction, nor does it require the Corporation to attorn to the jurisdiction of any governmental authority or regulator in such jurisdiction or require any translation of documents by the Corporation;

vii. the Subscriber will not sell, transfer or dispose of the Securities except in accordance with all applicable laws, including applicable securities laws of Canada and the United States, and the Subscriber acknowledges that the Corporation shall have no obligation to register any such purported sale, transfer or disposition which violates applicable Canadian or United States securities laws; and

viii. the Subscriber will provide such evidence of compliance with all such matters as the Corporation or its counsel may request.

The Subscriber acknowledges that the Corporation is relying on this certificate to determine the Subscriber's suitability as a purchaser of securities of the Corporation. The Subscriber agrees that the representations, covenants and certifications contained to this certificate shall survive any issuance of Securities and warrants of the Corporation to the Subscriber.

The statements made in this Form are true and accurate as of the date hereof.

DATED:

INVESTOR: (Print Full Name of Entity or Individual)

By:

(Signature)

Name:

(If signing on behalf of entity)

Title:

(If signing on behalf of entity)

AML Certificate

By executing this document, the client certifies the following:

If an Entity:

1. I am the of the Entity, and as such have knowledge of the matters certified to herein;

2. the Entity has not taken any steps to terminate its existence, to amalgamate, to continue into any other jurisdiction or to change its existence in any way and no proceedings have been commenced or threatened, or actions taken, or resolutions passed that could result in the Entity ceasing to exist;

3. the Entity is not insolvent and no acts or proceedings have been taken by or against the Entity or are pending in connection with the Entity, and the Entity is not in the course of, and has not received any notice or other communications, in each case, in respect of, any amalgamation, dissolution, liquidation, insolvency, bankruptcy or reorganization involving the Entity, or for the appointment of a receiver, administrator, administrative receiver, trustee or similar officer with respect to all or any of its assets or revenues or of any proceedings to cancel its certificate of incorporation or similar constating document or to otherwise terminate its existence or of any situation which, unless remedied, would result in such cancellation or termination;

4. the Entity has not failed to file such returns, pay such taxes, or take such steps as may constitute grounds for the cancellation or forfeiture of its certificate of incorporation or similar constating document;

5. **if required, the documents uploaded to the DealMaker portal** are true certified copies of the deed of trust, articles of incorporation or organization, bylaws and other constating documents of the Entity including copies of corporate resolutions or by-laws relating to the power to bind the Entity;

6. The Client is the following type of Entity:

7. The names and personal addresses as applicable for the entity in **Appendix 1** are accurate.

All subscribers:

DealMaker Account Number: (Offline Investor)

If I elect to submit my investment funds by an electronic payment option offered by DealMaker, I hereby agree to be bound by DealMaker's Electronic Payment Terms and Conditions (the "Electronic Payment Terms"). I acknowledge that the Electronic Payment Terms are subject to change from time to time without notice. Notwithstanding anything to the contrary, an electronic payment made hereunder will constitute unconditional acceptance of the Electronic Payment Terms, and by use of the credit card or ACH/EFT payment option hereunder, I: (1) authorize the automatic processing of a charge to my credit card account or debit my bank account for any and all balances due and payable under this agreement; (2) acknowledge that there may be fees payable for processing my payment; (3) acknowledge and agree that I will not initiate a chargeback or reversal of funds on account of any issues that arise pursuant to this investment and I may be liable for any and all damages that could ensue as a result of any such chargebacks or reversals initiated by myself.

DATED:

INVESTOR: (Print Full Name of Investor)

By:

    (Signature)

Name of Signing Officer (if Entity):

Title of Signing Officer (if Entity):

Appendix 1 - Subscriber Information

<u>For the Subscriber and Joint Holder (if applicable)</u>

Name	Address	Date of Birth (if an Individual)	Taxpayer Identification Number

<u>For a Corporation or entity other than a Trust</u> (Insert names and addresses below or attach a list)

1. One Current control person of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

2. Unless the entity is an Estate or Sole Proprietorship, list the Beneficial owners of, or those exercising direct or indirect control or direction over, more than 25% of the voting rights attached to the outstanding voting securities or the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

<u>For a Trust</u> (Insert names and addresses or attach a list)

1. Current trustees of the Organization:

Name	Address	Date of Birth	Taxpayer Identification Number

Exhibit D

Amended & Restated Articles of Incorporation (See attachment to Form C)

Exhibit E

Bylaws (See attachment to Form C)